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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14F-1/A
                               AMENDMENT NO. 1 TO
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                                CDKNet.Com, Inc.
                                ----------------
        (Exact name of registrant as specified in its corporate charter)

            Delaware                     0-27587                22-3586087
-------------------------------          -------                ----------
(State or other jurisdiction of         Commission          (I.R.S. Employer
   incorporation organization)          File Number       or Identification No.)


                                948 US Highway 22
                           North Plainfield, NJ 07060
                           --------------------------
                    (Address of principal executive offices)

                                 (908) 769-3232
                                 --------------
                           (Issuer's Telephone Number)



================================================================================

                                CDKNET.COM, INC.
                                948 US Highway 22
                           North Plainfield, NJ 07060

                                    --------

                    AMENDED INFORMATION STATEMENT PURSUANT TO
                                   RULE 14F-1

                                    --------

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Amended Information Statement is being furnished to all holders of record at the close of business on May 23, 2004, of shares of $.0001 par common stock ("Common Stock") of CDKNet.Com, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately prior to the closing of the Merger (as that term is defined below), we had 4,488,525 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

This Amendment supplements the Information Statement mailed to stockholders and filed with the Securities and Exchange Commission on September 17, 2004.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

This information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended is being circulated to the shareholders of CDKNet.Com, Inc., in connection with the merger ("Merger") of CDK Merger Corp., a wholly owned subsidiary of the Company ("Merger Sub") with Miletos, Inc. a Delaware corporation ("Miletos") pursuant to that Agreement and Plan of Merger by and among the company, Merger Sub and Miletos, and Andreas Typaldos, in his individual capacity and as representative (the "Representative") of the following stockholders Miletos (collectively, the "Designated Stockholders"):
Renee Typaldos, Patra Holdings LLC, Andreas Typaldos Family Limited Partnership and Renee Typaldos family Partnership, Ltd. (the "Merger Agreement") We are a reporting company pursuant to the Exchange Act of 1934, as amended.

                                THE TRANSACTIONS

 On May 24, 2004, CDK Merger Corp., our wholly owned subsidiary, filed a merger certificate completing the acquisition of Miletos, Inc., a previously unaffiliated Delaware corporation (the "Merger"). The consideration for the Merger was 16,090,577 restricted shares of our common stock and the assumption of certain liabilities of Miletos' predecessor and former controlling equity holders. The Merger was completed according to the terms of a Agreement and Plan of Merger dated as of May

7, 2004 by and among CDKNet.Com, Inc., CDK Merger Corp., Miletos, and certain majority shareholders of Miletos. Under the Merger Agreement, we also issued an additional 250,000 shares of common stock to certain former holders of Miletos stock which are placed in escrow. If we have liability for a breach of representation or warranties under the Merger Agreement, the shares could be released to those holders, or, if at the end of one year we do not have any indemnification liabilities, the shares will be returned and cancelled. The same former Miletos shareholders also placed 1,155,000 of the 16,090,577 shares issued in the Merger in escrow to cover any indemnification liabilities they may have. Our shares of common stock were issued in reliance upon Section 4(2) or 4(6) of the Securities Act of 1933 to 36 stockholders of Miletos, all of which represented that they were accredited investors and 8 of which are the majority holders of Miletos who are affiliates of Andreas Typaldos. As a result of the Merger, Miletos merged into CDK Merger Corp., which changed its name to Arkados, Inc.

We also completed a private placement of 883,334 shares of our common stock for aggregate proceeds of $1,060,000, of which approximately $950,000 were subscriptions for cash, $50,000 (41,667 shares) was for outstanding debt of Arkados, and $59,800 (49,834) was in lieu of consulting fees. The sale was made to the following 10 accredited investors ("Investors") directly by us without any general solicitation or broker:

Name                                    No. of Shares          Consideration (1)

Takeley Investments Limited               229,167                 $  275,000

Beaufort Ventures Ltd.(2)                  41,667                     50,000(3)

Lincoln Trust Company                      21,000                     25,200
Trustee FBO Robert B. Greene, MD

E. Gerald Kay                              83,333                    100,000

Carl DeSantis                              83,333                    100,000

Lynn Diamond                               41,667                     50,000

IIG Equity Opportunities Fund Ltd.        125,000                    150,000

Snapper Partners, LLC                      49,834                     59,800(4)

Gennaro Vendome                           125,000                    150,000

P. Tony Polyviou                           83,333                    100,000
                                         --------                 ----------

Total                                     883,334                 $1,060,000
-------------
(1) Unless otherwise indicated, payment for the shares was in the form of a cash investment.

(2) Initially subscribed for by Bridlington Ltd. and assigned to Beaufort Ventures Ltd. on July 2, 2004.

(3) Payment was made by assignment of a $50,000 note payable and related collateral of Miletos, Inc. to CDK. The note payable arose from a $50,000 loan made by Bridlington to Miletos March 19, 2004, the proceeds of which were used by Miletos to pay HomePlug Alliance membership fees. The HomePlug Alliance is an independent trade organization formed to develop specifications for a single powerline solution for home networking.

(4)   Shares issued at $1.20 per share in lieu of $59,800 of consulting fees.

The offering is claimed to be exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended. In addition, we settled liabilities relating to outstanding convertible notes and payables for 700,000 common shares.

Prior to the Merger, on March 23, 2004, Miletos acquired the assets and business of Enikia, LLC, a Delaware limited liability company at a public foreclosure sale, including the intellectual property upon which Arkados' development efforts are based. Miletos was formed in February 2004, by control affiliates of Enikia. These control affiliates were both secured creditors of Enikia and holders of the controlling equity interest in Enikia. They contributed a secured promissory note to Miletos in the initial principal amount of $9,221,000, dated June 1, 2002. The promissory note also represents obligations to the lender for additional advances to Enikia by the control group which brought the aggregate principal due at the time of foreclosure to approximately $11,100,000. At the foreclosure sale, Miletos forgave $4,000,000 of the secured obligation in exchange for substantially all of the assets of Enikia. Since CDK and Subsidiaries prior to the Merger had no meaningful operations, the Merger was treated as a reorganization of Arkados via a reverse merger with CDKNet.com, Inc. The assets acquired at the foreclosure sale and certain liabilities assumed by CDK were recorded as historical cost.

The 16,090,577 shares issued as part of the Merger to the former Miletos holders represented approximately 73% of our total outstanding stock.

CHANGES IN MAJORITY OF DIRECTORS

As part of the Merger and related transactions, Andrew Schenker and Anthony Bonomo resigned as officers and directors and the following were appointed by Steven Horowitz to serve as directors effective October 11, 2004 (the "Appointees"):

        o    Oleg Logvinov
        o    William R. Carson
        o    Andrew S. Prince
        o    Gennaro Vendome

Mr. Horowitz will resignation as a director will be effective October 11, 2004.

We deferred the effective date of the appointments and Mr. Horowitz' resignation until after this Amendment is filed with the Securities and Exchange Commission and mailed to stockholders.

                        INFORMATION REGARDING THE COMPANY

Please read the Information Statement and this Amendment carefully. They describe the general terms of the Merger and contain certain biographical and other information concerning the executive officers and directors after the closing of the Merger. Our filings and exhibits may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.

                             EXECUTIVE COMPENSATION

The following table sets forth certain information concerning compensation paid to or accrued for our chief executive officer for our fiscal years ended May 31, 2004 and 2003. No other compensation was paid to any officer other than the cash compensation set forth below during fiscal 04 and 03.

-------------------------------------------------------------------------------------------------------------
                                             Annual Compensation              Long Term Compensation
-------------------------------------------------------------------------------------------------------------
                                                                           Awards               Payouts
-------------------------------------------------------------------------------------------------------------
                                                            Other               Securities            All
                                                            Annual  Restricted  Underlying           Other
Name and                                                    Compen-   Stock      Options/    LTIP    Compen-
Principal Position                 Year   Salary   Bonus    sation    Awards       SARs     Payouts  sation
------------------                 -----  ------   -----    ------    ------       ----     -------  ------
Steven A. Horowitz, CEO (1)(2)     FY04     0       --        0         --          0         --       --
                                   FY03     0       --    $ 228,500     --          0         --       --
--------------------------------- ------ ------- -------- ---------  --------  ----------  --------- ------

(1) Mr. Horowitz served as our Chairman, Chief Executive Officer and Secretary until June 2004. He is presently a Director. In fiscal 2002, Mr. Horowitz was considered a consultant because he did not keep regular hours, decided his own schedule and otherwise fit the characteristics of a consultant as promulgated under the relevant sections of the Internal Revenue Code and Regulations and case law.
(2) During fiscal 2003, Mr. Horowitz received payment for his services in connection with the identification, negotiation and structure of a number of acquisition candidates as well as for other corporate development efforts, including the capital structure of the Company.

                      OPTION/SAR GRANT IN LAST FISCAL YEAR
                               (INDIVIDUAL GRANTS)
                               -------------------
------------------------------------------------------------------------------
                           Number of   Percent of Total
                          Securities     Options/SARs
                          Underlying      Granted to
                          Options/SARs   Employees in   Exercise or Expiration
Name                 Year   Granted       Fiscal Year    Base Price    Date
----                 ----   -------       -----------    ---------- ----------

Steven A. Horowitz   FY04      0              0%             $0
                     FY03      0              0%             $0
-------------------- ---- ------------ ---------------- ----------- ----------

         AGGREGATED OPTION/SAR EXERCISED IN LAST FISCAL YEAR AND FY-END
                               OPTION/SAR VALUES

-------------------------------------------------------------------------------
                                                    Number of
                                                   Securities       Value of
                                                   Underlying     Unexercised
                                                   Unexercised    In-The-Money
                                                 Options/SARs at  Options/SARs
                              Shares               FY-End (#)     at FY-End ($)
Name                        Acquired on  Value    Exercisable/    Exercisable/
                       Year  Exercise   Realized Unexercisable   Unexercisable
---------------------- ---- ----------- -------- --------------- --------------
Steven A. Horowitz     FY04      0         0           0/0             $0
                       FY03      0         0           0/0             $0
---------------------- ---- ----------- -------- --------------- --------------

Compensation Of Directors

Effective January 9, 2001, our directors agreed to be compensated for their services at the rate of $2,000 per year, retroactive to their respective dates of engagement. The Appointees each received 120,000 options to purchase shares of our Common Stock for $1.20 per share which vest 1/3 on grant and 1/3 on each of the first and second anniversary of the grant.

Employment Agreements

On May 24, 2004, we entered into a three-year employment agreement with Oleg Logvinov, retaining him as President and CEO at an annual salary of $225,000. 24.5% of the salary is deferred until we complete a financing of at least $3 million. The agreement provides for a grant of 1,380,000 options and an initial bonus of $65,473.33. The employment term is subject to automatic one year renewals unless either party notifies the other of their intention not to renew at lest six months prior to the expiration of the term. The agreement provides for continued salary payments for 12 months in the event of termination for reasons other than cause or expiration.

On May 21, 2004 the Company entered into a consulting agreement with Kirk Warshaw to serve as CFO from June 1, 2004 to May 31, 2005 on a part-time basis for $5,000 per month, 100,000 fully vested options exercisable at $1.20 per share and 25,000 bonus shares.

                            EQUITY COMPENSATION PLANS

The following table sets forth information with respect to securities authorized for issuance under equity compensation plans that were either previously approved by security holders or not previously approved by security holders as of May 31, 2004:

-------------------------------------------------------------------------------------------------------
                                                                              Number of securities
                                                                               remaining available
                                                                            for future issuance under
                           Number of securities to     Weighted average       equity compensation
                           be issued upon exercise     exercise price of        plans (excluding
                           of outstanding options,    outstanding options,   securities reflected in
                             warrants and rights      warrants and rights          column (a))
-------------------------------------------------------------------------------------------------------
                                     (a)                      (b)                     (c)
-------------------------------------------------------------------------------------------------------
   Equity compensation
   plans approved by
   security holders                 62,500                  $51.58                    -0-
-------------------------------------------------------------------------------------------------------
   Equity compensation
   plans not approved by
   security holders                 82,000                  $52.44                    -0-
-------------------------------------------------------------------------------------------------------
              Total                144,500                  $52.07                    -0-
-------------------------------------------------------------------------------------------------------

1998 Equity Incentive Plan

Our directors and shareholders approved the 1998 Equity Incentive Plan in 1998. As a result of our 50 for 1 reverse stock split, the maximum number of shares subject to options or grants under the plan is 60,000.

2004 Stock Option and Restricted Stock Plan

Our director approved our 2004 Stock Option and Restricted Stock Plan (the "2004 Plan") on August 12, 2004. Under the 2004 Plan, the board or a committee of the board may issue non-qualified stock options or grant restricted stock for up to 6,000,000 shares of our common stock to officers, employees, directors and consultants. The 2004 Plan has a duration of ten years and the maximum time period an option may be exercisable under the 2004 Plan is ten years from the date of grant.

Our director granted 4,909,642 options under the 2004 Plan to employees, officers, director appointees and consultants as follows:

                                                 Exercise Price
                                  ----------------------------------------------
                                      $.01             $1.00           $1.20
                                      ----             -----           -----
Officers                            920,000(1)        100,000(2)      710,000(3)
Non Officer Director Appointees       -0-               -0-           480,000
Consultants                           -0-               -0-           425,000
Employees                         2,079,998(4)          -0-           709,998
--------------------
(1) Granted to Oleg Logvinov in accordance with the employment agreement described above.

(2) Granted to Kirk Warshaw in accordance with the consulting agreement described above.

(3) Of the 710,000 options granted to Oleg Logvinov, 460,000 were in accordance with the employment agreement described above and 250,000 were an additional incentive.

(4) Granted as retention bonuses to employees hired by Arkados under the Merger Agreement.

Options granted to consultants are for services rendered or vest over the term of a consulting agreement.

                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information known to us about the beneficial ownership of our Common Stock, as of August 31, 2004, by each beneficial owner of more than five percent of the Common Stock. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

------------------------------------------------------------------------------

                                       Amount and Nature of  Percent of Class
Name and Address of Beneficial Owner   Beneficial Ownership        (1)
-------------------------------------- -------------------- ------------------
Andreas Typaldos                              12,297,443(2)          53%
44 West 77th Street
New York, NY
-------------------------------------- -------------------- ------------------
Norris McLaughlin & Marcus, P.A.               1,876,328(3)           8%
721 Route 202-206
Bridgewater, NJ  08807
------------------------------------------------------------------------------

(1) Based upon 23,012,266 shares of Common Stock outstanding as of August 31, 2004 (not including 250,000 shares issued in escrow) and with respect to each stockholder, the number of shares which would be outstanding upon the exercise by such stockholder of outstanding rights to acquire stock, either upon exercise of outstanding options, warrants or conversion of other securities exercisable within 60 days.

(2)   Includes (i) 750,000 shares owned by Renee Typaldos, Mr. Typaldos' wife;
      (ii) 5,390,167 shares owned by the Andreas Typaldos Family Limited Partnership, of which Mrs. Typaldos is the sole general partner; (iii) 2,000,000 shares owned by Patras Holdings LLC, a limited liability company of which Mr. Typaldos is the managing member; (iv) 750,000 shares held by each of Mr. Typaldos' children; and (v) 1,407,276 shares which may be purchased from Norris McLaughlin & Marcus, P.A. for $705,000 on or before May 24, 2005.

(3)   Of which 1,407,276 are subject to an option described in note 2.

We believe that all persons have full voting and investment power with respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as convertible notes, warrants or options to purchase shares of Common Stock.

The following table sets forth certain information known to us regarding the beneficial ownership our Common Stock, as of August 31, 2004 by (a) each of the Appointees, (b)our sole director, and (c) all of our directors, the Appointees and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

---------------------------------------------------------------------------
Name of Beneficial Owner or              Amount and Nature of   Percent of
 Number of Persons in Group              Beneficial Ownership    Class (1)
--------------------------------------- ---------------------- ------------
Oleg Logvinov                                  486,666(2)           2.1%
--------------------------------------- ---------------------- ------------
Kirk Warshaw                                   125,000(3)           0.5%
--------------------------------------- ---------------------- ------------
William H. . Carson                            420,000(4)           1.8%
--------------------------------------- ---------------------- ------------
Andrew Prince                                   40,000(5)           0.2%
--------------------------------------- ---------------------- ------------
Gennaro Vendome                                365,000(6)           1.6%
--------------------------------------- ---------------------- ------------
Steven A. Horowitz                           1,081,161(7)           4.7%
--------------------------------------- ---------------------- ------------
All executive officers, directors and        2,518,327(8)          10.7%
Appointees as a group (6 persons)
---------------------------------------------------------------------------

(1) Based upon 23,012,266 shares of Common Stock outstanding as of August 31, 2004 (not including 250,000 shares issued in escrow) and with respect to each stockholder, the number of shares which would be outstanding upon the exercise by such stockholder of outstanding rights to acquire stock, either upon exercise of outstanding options, warrants or conversion of other securities exercisable within 60 days.

(2) Includes 236,666 shares which may be acquired within 60 days of August 31, 2004 upon the exercise of outstanding options. Does not include shares which may be acquired upon the exercise of 1,393,334 options that cannot be exercised within 60 days.

(3) Includes 100,000 shares which may be acquired within 60 days of August 31, 2004 upon the exercise of outstanding options.

(4) Includes 60,000 shares held jointly wit his wife, 150,000 shares owned by his son and 40,000 shares which may be acquired within 60 days of August 31, 2004 upon the exercise of outstanding options. Does not include shares which may be acquired upon the exercise of 80,000 options that cannot be exercised within 60 days.

(5) Includes 40,000 shares which may be acquired within 60 days of August 31, 2004 upon the exercise of outstanding options. Does not include shares which may be acquired upon the exercise of 80,000 options that cannot be exercised within 60 days.

(6) Includes 40,000 shares which may be acquired within 60 days of August 31, 2004 upon the exercise of outstanding options. Does not include shares which may be acquired upon the exercise of 80,000 options that cannot be exercised within 60 days.

(7) Includes 600 shares owned by his wife, Katherine Horowitz, 200 are held by Mr. Horowitz c/f Daniel Horowitz UGMA NY and 200 are held by Mr. Horowitz c/f Joshua D. Horowitz UGMA NY.

(8) Includes a total of 456,666 shares which may be obtained by the named executive officers, Appointees and directors upon the exercise of outstanding options. See Notes (2) through (6)

Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.

                        DIRECTORS AND EXECUTIVE OFFICERS

As described above, following the Effective Date of the Merger, four directors were appointed (subject to compliance with Section 14f-1) and several officers were appointed.

Please also see "Introduction - Changes in Majority of Directors and Executive Officers," above. The new directors will serve as directors through the current term until they are re-elected or new directors are elected pursuant to the Company's certificate of incorporation, by-laws and applicable law.

The following tables set forth information regarding the Company's current executive officers director Appointees and sole director:

----------------------------------------------------------------------------
Name                            Age           Position
----------------------------------------------------------------------------
Oleg Logvinov                    41    President, CEO and Appointed Director
----------------------------------------------------------------------------
Kirk Warshaw                     46    CFO, Treasurer and Secretary
----------------------------------------------------------------------------
William H. Carson                57    Appointed Director
----------------------------------------------------------------------------
Andrew S. Prince ,MBA, JD        60    Appointed Director
----------------------------------------------------------------------------
Gennaro Vendome                  57    Appointed Director
----------------------------------------------------------------------------
Steven A. Horowitz               45    Director
----------------------------------------------------------------------------

Oleg Logvinov was appointed President, CEO and a director (subject to compliance with Rule 14f-1) on August 12, 2004 and has served as President of Arkados since the Merger. Prior to the Merger, from February, 2000 to March, 2004, Mr. Logvinov served as Vice President of Engineering and later as President of Enikia LLC. From March, 1998 to February, 2000, he served as Senior Director of Product Development and System Engineering at OpenCon Systems Inc., a telecommunications software service provider, and later CyberPath Inc., a venture-funded VoDSL Gateway company spun off by OpenCon Systems Inc. Prior to that, he held senior management positions at NITECH, INC from1996 to 1998, and CEM, Inc from 1991 to 1996. Mr. Logvinov holds a masters degree in electrical engineering from the Technical University of Ukraine (KPI). He has also worked as a senior research scientist and later research team leader at an R&D laboratory at the Technical University of Ukraine and the Ukraine Department of Energy.

Kirk Warshaw, CPA was appointed CFO of Arkados in June 2004 and was appointed our CFO, Treasurer and Secretary August 12, 2004. Mr. Warshaw started his career at Deloitte Haskins & Sells (Deloitte & Touch) as a Senior Accountant. Subsequently, Mr. Warshaw was employed in the banking industry, including a position as the CFO of Amerifederal Savings Bank from 1987 to 1990 where he supervised the accounting, retail branches, corporate services, consumer lending, and data processing departments. He was directly responsible for asset / liability, and interest rate risk management; tax, budget, and insurance functions; capital planning, regulatory compliance and financing activities. From 1990 to 1991 he was the bank President and CEO where he resolved numerous non-performing assets and operating problems, prepared business plans, negotiated loan workout plans, and participated in the resolution and sale of the bank. He has direct ownership interests and managerial roles with a variety of businesses, including radio stations, an executive recruitment entity, and a firm which provides personal financial planning services. In addition, he acts as a financial and business consultant to several small businesses. Mr. Warshaw, a Certified Public Accountant since 1982, holds a BS in accounting and marketing from Lehigh University.

William H. Carson was appointed a director (subject to compliance with Rule 14f-1) on June 1, 2004. Mr. Carson is currently serving as SVP, Regulatory, Technical & Governmental Affairs of Galderma Laboratories, a pharmaceutical joint venture of Nestle and L'Oreal. Mr. Carson has also served as president of Biotherm Polymers and from 1996 through 1999 he also held the position of VP Scientific Affairs of Bayer Consumer Care.

Andrew S. Prince, MBA, JD, was appointed a director (subject to compliance with Rule 14f-1) on June 1, 2004. Mr. Prince has been Chief Executive Officer and President of public and private companies and Managing Member and Chief Operating Officer of a private equity fund, Managing Member of investment banking and consulting firms and a Senior Government Official. Mr. Prince has had a distinguished career assisting large and small organizations develop and implement their business development strategies. He has extensive background in all facets of operations in both small and large organizations as well as experience in corporate merger and acquisition transactions, strategic planning and management development activities. Mr. Prince has helped healthy companies to expand and troubled companies to overcome their problems. He has provided senior executive leadership and vision to, and as a member of, various boards, development and implementation of strategic business plans, and been responsible for the management of operations. Mr. Prince has focused on elements of corporate expansion including operating efficiencies, margin improvements, tactical planning, market growth and development, infrastructure analysis and business process reengineering. He has been involved in and responsible for numerous mergers and acquisitions, strategic relationships and other joint ventures, and financing events, including their financial and strategic analysis, structuring and negotiations. Mr. Prince has served as Deputy Assistant Secretary of the Navy. He was responsible for the Defense Department's worldwide sea-lift logistics operations and the other operations of the Military Sealift Command. Among his accomplishments were, rationalizing logistics activities resulting in significant cost savings, directing the Navy's first outsourcing program, developing new support programs and negotiating leases and acquisitions of ships. He is a retired Naval Reserve Captain whose responsibilities included two years as the Commanding Officer of a Submarine Support facility. On active duty, his tours included service aboard the USS Nautilus. Mr. Prince also was an attorney with a major Wall Street law firm and is admitted to practice before New York state courts, Federal courts, and the United States Supreme Court. Mr. Prince is a graduate of the United States Naval Academy, earning his B.S. degree in Mathematics and Physics, the United States Naval

Submarine School and the Naval Nuclear Power Program. He received, concurrently, his J.D. and M.B.A. degrees from the Harvard Law School and Harvard Business School respectively.

Gennaro Vendome was appointed a director (subject to compliance with Rule 14f-1) on June 1, 2004. He is a founder of AXS-One, Inc. and has been a Vice President and director since AXS-One's formation in 1978. In April 2002, Mr. Vendome was named Executive Vice President of Sales, Marketing and Consulting for North America. Mr. Vendome was Treasurer of AXS-One from 1981 until 1991 and Secretary of the Company from 1982 until 1991. AXS-One designs, markets and supports n-tier, Internet-enabled client/server, e-business, financial, workflow, desktop data access and storage solutions and email compliance software for global 2000 businesses, and scheduling and time and expense solutions for professional services organizations. AXS-One also offers consulting, implementation, training and maintenance services in support of its customers' use of its software products.

Steven A. Horowitz served as Chairman of the Board of Directors and Chief Executive Officer since May 1998 until August 12, 2004. Mr. Horowitz served as our Secretary from May 1998 to May, 2002 and became Secretary again in October, 2002 until Mr. Warshaw was appointed Secretary August 12, 2004. He served as our Chief Financial Officer from October 1999 until 2001. Additionally, Mr. Horowitz has served as the managing member of Creative Technology and CDKnet, LLC since October, 1998 and November, 1998, respectively. Mr. Horowitz holds various titles in companies in which Diversified has invested in including, CEO of Eascent and CEO of Optical. On October 22, 2002 he became President, CEO and Chairman of the Board of Genio Group, Inc. (formerly National Management Consulting, Inc.). He resigned as an officer of Genio in September 2003 and as a director in January 2004. Since April 1, 2000, he has served as a partner in Moritt, Hock, Hamroff & Horowitz, LLP, a Garden City, New York-based law firm. From October 1, 1991 to March 2000, he was the founding principal of Horowitz, Mencher, Klosowski, & Nestler, P.C., a Garden City, New York-based law firm. Mr. Horowitz holds a degree from Hofstra University School of Law and a Master of Business Administration degree in Accounting from Hofstra University School of Business. Mr. Horowitz is an Adjunct Professor of Law at Hofstra University School of Law. In 1986 and 1987, Mr. Horowitz was Director of Taxes for Symbol Technologies, Inc., a New York Stock Exchange corporation. Mr. Horowitz is a member of the American Bar Association and the New York State Bar Association.

None of the Appointees or officers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years nor have they been, or are subject to a judgment, decree and final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, as a result of being a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction.

No Meetings

During the fiscal year ended May 31, 2004, our Board of Directors did not hold any meetings. During and since the end of such period, action has been taken by unanimous written consent. The Appointees have meet as a group three times since the merger and plan to have regular meetings. We do not have any policy concerning director attendance at annual meetings of stockholders

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

No Committees or Process for Board Member Nominations

Our board does not have standing nominating or compensation committees. We have not formed a standing nominating committee to date because of our relative inactivity until the Merger and the requirement that the Appointees not be seated as board members until we have complied with Rule 14f-1. We do not believe that it will be necessary to form a standing nominating committee given that we plan to require director nominees to be selected, or recommended for the Board of Directors' selection, by a majority of the independent members of the Board of Directors once the Appointees assume their roles as directors. We do not have a charter regarding the director nomination process, however, the Appointees will be adopting a board resolution that addresses the nomination process. We also do not have a specific process for security holders to send communications to the Board of Directors or a policy with regard to the consideration of director candidates recommended by stockholders. The Appointees will, however, consider establishing both such a process and a policy.

When evaluating a person for nomination for election to the Board, the qualifications and skills we expect the Board of Directors to consider, including the independent Board members, could include:

     o whether or not the person will qualify as a director who is "independent" under applicable laws and regulations, and whether the person is qualified under applicable laws and regulations to serve as a director of our company;

     o whether or not the person is willing to serve as a director, and willing to commit the time necessary for the performance of the duties of a director;

     o the contribution that the person can make to the Board of Directors, with consideration being given to the person's business experience, education and such other factors as the Board of Directors may consider relevant; and

     o    the character and integrity of the person.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions which is filed as an Exhibit to our Form 10-KSB Report for the year ended May 31, 2004.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended June 30, 2003, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met, except we believe Andreas Typaldos has not filed a Form 3.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 26, 2002, Diversified entered into a settlement agreement with 110 Media Corp. (formerly Dominix, Inc.) regarding the failure of 110 Media to timely file and cause to be effective a certain registration statement which was to have registered the shares of common stock of 110 Media issuable upon the conversion of Diversified's $100,000 6% debenture as well as the 2 year warrants to purchase up to 2,000,000 shares of common stock of 110 Media. In settlement of said default, 110 Media granted Diversified the right to convert up to the entire $100,000 principal balance the 6% debentures into up to 1,333,333 shares of 110 Media's Series A Preferred Stock, which the Board of 110 Media authorized and designated, each share of which is convertible, in the sole discretion of the Holder, into 100 shares of common stock of 110 Media. Additionally, as part of the settlement agreement, the officers and directors of 110 Media resigned their positions with 110 Media and appointed Andrew J. Schenker who was then our President and Chief Operating Officer as well as a one of our Directors as 110 Media's Chairman and Chief Executive Officer and James W. Zimbler our former Secretary and Executive Vice-President as a Director and the President of 110 Media. 110 Media subsequently reverse split its shares and acquired various business relating to adult entertainment.

In April 2002, we transferred $500,000 to Euroba Management Limited. Euroba is an affiliate of Spiga Limited, an investment fund that owned shares of our Series A Preferred Stock. As of January 31, 2003, all of these funds have been returned to us.

On May 22, 2002, Diversified acquired a 100% ownership interest in Crossover Advisors, Inc., a Delaware corporation, for an aggregate purchase price of $99,500, consisting of 69,500 shares of our Series A Preferred Stock valued at $1.00 per share and two non-interest bearing notes payable in the aggregate principal amount $30,000. Pursuant to the Stock Purchase Agreement (i) we retained James W. Zimbler, a principal of JWZ Holdings, Inc., one of the Sellers, as our Executive Vice President and Secretary and (ii) Diversified entered into a renewable 12 month management consulting agreement with Adelphia Holdings, LLC, one of the Sellers, providing Adelphia with a monthly $3,000 consulting fee as well as a 1/7 interest in a revenue sharing plan, the terms and conditions of which have not been determined. Pursuant to the terms of the proposed acquisition, we agreed to enter into a two year employment agreement with James W. Zimbler and Diversified agreed to enter into a one year renewable consulting agreement with Adelphia Holdings, LLC. Mr. Zimbler is the principal shareholder in JWZ Holdings, Inc. which holds a one-half ownership interest in Crossover Advisors, LLC. Adelphia Holdings, LLC holds the remaining one-half interest in Crossover. Mr. Zimbler resigned effective October 22, 2002 and the employment agreement terminated.

On June 11, 2002, Diversified acquired 100% ownership interests in Comprehensive Resource Advisors, Inc. ("Comprehensive") and NBM Information Technology, Inc. ("NBM"), both New York corporations for an aggregate purchase price of $99,500, consisting of 69,500 shares of our Series A Preferred Stock valued at $1.00 per share. Pursuant to the Stock Purchase Agreement Diversified entered into a renewable 12 month management consulting agreement with Lee Rubinstein, a principal of both NBM and Comprehensive, providing Mr. Rubinstein with a monthly $5,000 consulting fee as well as a 1/7 interest in a revenue sharing plan, the terms and conditions of which have not been determined.

On October 15, 2002, we entered into an agreement with the holders of our Series A Preferred Stock to settle claims related to our failure to reserve an adequate number of shares of common stock to cover our obligation to convert shares of Series A into shares of common stock at a floating rate. The agreement also calls for the settlement of $139,959 of accrued cumulative dividend by our issuance of 139,959 Series A shares, pro rata to the holders, amending the Series A designation to fix the conversion rate at 100 shares of common stock per Series A share, give the holders voting rights on an "as if converted" basis and eliminating any contractual restrictions on the amount of shares of common stock the holders of Series A shares may obtain upon conversion.

On October 22, 2002 we entered into an agreement to sell certain assets including the business of Diversified, CDK Financial and CDKNet, LLC to Universal Media Holdings, Inc. ("Universal") at the time of the transaction, James W. Zimbler served as President and a Director of Universal and also served as Secretary and Executive Vice President of CDKNet.Com. On the same day, Steven
A. Horowitz and Andrew Schenker, were appointed President, CEO and CFO respectively, of Universal.

On November 18, 2002, our Board of Directors, with Mr. Steven Horowitz abstaining due to his previously disclosed interest in the transaction, adopted an amendment to the designation setting forth the rights of holders of Series A Preferred Stock. The amendment, and related agreement with the holders of Series A shares, eliminated the variable rate at which Series A shares could be converted into shares of the or Common Stock, fixed the conversion rate at $.01 per share (subject to adjustment in the event one or more stock splits or combinations), gave the Series A holders the right to vote on an "as converted basis," cured the existing accumulated and unpaid dividend arrearage by the issuance of 136,959 additional shares of Series A Preferred, and eliminated the cumulative dividend going forward. The changes were made, in part, to release us from any claims on the part of the Series A holders for our failure to maintain a sufficient number of shares of common stock issuable upon conversion of the Series A shares. The conversion feature of the Series A Convertible Preferred Stock, pursuant to EITF 98-5 and as amended by EITF 00-27, has a recorded value of $1,731,959 which has been limited to the recorded value of this preferred stock pursuant to EITF 98-5. The conversion feature has been presented as a non-cash deemed dividend for the periods ended March 31, 2003, resulting in a loss applicable to common shareholders. Additional paid in capital was increased as a result of this adjustment and decreased by the deemed dividend in equal amounts. We further amended the Series A shares to provide for conversion at $.009 per share in exchange for the right to require conversion, and, following our 50 for one reverse split of our Common Stock, each Series A share was converted into 2.2 new Common shares

 In January 2003,our Board authorized the issuance of an aggregate of 72,000 Series A preferred shares to the minority shareholders of our CDK Financial Corp. (formerly Valueflash) subsidiary in exchange for their common shares of CDK Financial Corp.

 In January 2003, our Board approved an adjustment in the conversion rate of the $165,000 of subordinated convertible debentures. Accordingly, the Company recorded an expense of $394,433 representing the change in this conversion feature. Following the reverse split and in May 2004, we further agreed to settle all claims relating to the debentures and required their conversion into 549,866 shares of Common stock.

In January 2003, our Board authorized the issuance of 17,500 shares of series A preferred stock to Andrew Schenker for services rendered.

On January 14, 2003, we resolved various issues and claims in connection with acquisitions made by us in May 2002.We released 105,500 shares of deemed issued Series A Preferred Stock and canceled 33,500 shares of deemed issued Series A Preferred Stock. The shares were issued in reliance on Section 4(2) or 4 (6) of the Securities Act, for private offerings not involving a public offering or for offers solely to accredited investors.

During the years ended June 30, 2003 and 2002 legal services of $75,000 and $27,000, respectively, were provided by firms (the "Firms") in which Mr. Horowitz is a principal. On May 1st we settled a $38,000 loan due to Mr. Horowitz and approximately $112,500 of legal fees due to Mr. Horowitz firm in exchange for the issuance of 150,000 shares of restricted Common Stock.




                                            BY ORDER OF THE BOARD OF DIRECTORS

                                            /s/ Oleg Logvinov
                                            ----------------------------------
October 6, 2004                             Oleg Logvinov, President and CEO
North Plainfield, New Jersey




















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